Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING

VIA EDGAR

April 21, 2014

Re: Allianz Life Variable Account B and Allianz Life Insurance Company of North America
Post-Effective Amendment No. 3 to the Registration Statements on Forms N-4 and S-1
Registration Statement Nos. 333-185864, 333-185866 and 811-05618

In accordance with the oral comment received from you on April 17, 2014 we will provide additional disclosure about the Texas separate account as follows.

NOTE FOR CONTRACTS ISSUED IN TEXAS: We place all assets that you allocate to the Index Performance Strategy Index Options that are not invested in the general account in an unregistered, non-unitized, insulated separate account (Separate Account IATX). Separate Account IATX is structured differently from Separate Account IANA. Unlike Separate Account IANA, Separate Account IATX is for the exclusive benefit of persons purchasing a Contract in the State of Texas. Separate Account IATX is insulated from the claims of creditors and Contract purchasers are given priority with regard to Separate Account IATX’s assets over Contract purchasers from other states as well as general creditors. Separate Account IATX was established under Minnesota law for the benefit of Texas Contract purchasers. Separate Account IATX supports our obligations to pay Performance Credits to Texas Contract Owners. Allocations and reallocations to and from the Separate Account IATX are managed in the same manner as for the national, non-unitized, non-insulated Separate Account IANA. The assets in Separate Account IATX are kept separate from the rest of our general account and other separate account assets. The assets in Separate Account IATX are insulated, and so are not subject to our general business operation liabilities or the claims of our creditors. ~~Texas Contract purchasers are given a priority with regard to the separate account’s assets, both over general creditors and over Contract purchasers from other states.~~ Neither Texas Contract purchasers nor the Index Performance Strategy Index Options participate in any way in the performance of assets held in Separate Account IATX.

For the convenience of the staff in reviewing this response, we are sending a copy of this letter via email to the Insured Investment Office.

The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that it does not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:      /s/ Stewart D. Gregg

            Stewart D. Gregg